TWD Securities, LLC

Annual Audit Report

December 31, 2025

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67559

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TWD Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1903 Cardinal Way
(No. and Street)

Petaluma	California	94954
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Cosmo C. Gould	(707) 321-3725	cosmo@grpsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, and middle name)

675 Ygnacio Valley Blvd, Suite A200	Walnut Creek	California	94596
(Address)	(City)	(State)	(Zip Code)

February 24, 2009	3438
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Cosmo C. Gould__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __TWD Securities, LLC__ , as of __December 31__, 2__025__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
__Chief Compliance Officer_____

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TWD Securities, LLC

December 31, 2025

Table of Contents

ERNST WINTTER & ASSOCIATES LLP   *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200   *(925) 933-2626*
Walnut Creek, CA 94596   *Fax (925) 944-6333*

Report of Independent Registered Public Accounting Firm

To the Members of
TWD Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TWD Securities, LLC (the "Company") as of December 31, 2025, the related statements of income, changes in members' equity and cash flows for the year then ended, and the related notes and schedules I and II (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter + Associates LLP

We have served as the Company's auditor since 2015.
Walnut Creek, California
February 26, 2026

TWD Securities, LLC

Statement of Financial Condition

December 31, 2025

Assets

Cash	$ 371,302
Referral fees receivable	1,879,621
Other receivable	960
Prepaid expenses	14,122
Total Assets	**$ 2,266,005**

Liabilities and Members' Equity

Liabilities

Accounts payable	$ 11,790
Total Liabilities	11,790

Members' Equity

Class A, 60 units	-
Class B, 40 units	1,231,023
Class C, 40 units	1,023,192
Total Members' Equity	**2,254,215**
Total Liabilities and Members' Equity	**$ 2,266,005**

The accompanying notes are an integral part of these financial statements.

TWD Securities, LLC

Statement of Income

For the Year Ended December 31, 2025

Revenue	
Referral fees	$ 16,280,072
Total Revenue	16,280,072
Operating Expenses	
Professional fees	102,740
Regulatory fees	37,558
Rent expense	5,400
Other operating expenses	20,458
Total Expenses	166,156
Net Income	$ 16,113,916

The accompanying notes are an integral part of these financial statements.

TWD Securities, LLC

Statement of Changes in Members' Equity

For the Year Ended December 31, 2025

	Class A	Class B	Class C	Total
Members' Equity at January 1, 2025	$ 143,575	$ 921,776	$ 2,034,841	$ 3,100,192
Distributions	(125,815)	(7,775,237)	(9,058,841)	(16,959,893)
Net income	(17,760)	8,084,484	8,047,192	16,113,916
Members' Equity at December 31, 2025	$ -	$ 1,231,023	$ 1,023,192	$ 2,254,215

The accompanying notes are an integral part of these financial statements.

TWD Securities, LLC

Statement of Cash Flows

For the Year Ended December 31, 2025

Cash Flows From Operating Activities		
Net income	$	16,113,916
Adjustments to reconcile net income		
to net cash provided by operating activities:		
(Increase) decrease in:		
Referral fees receivable		619,234
Other receivable		(960)
Prepaid expenses		(12,000)
Increase (decrease) in:		
Accounts payable		(22,093)
Net Cash Provided By Operating Activities		16,698,097
Cash Flows From Financing Activities		
Distributions		(16,959,893)
Net Cash Used In Financing Activities		(16,959,893)
Net Decrease In Cash		(261,796)
Cash at beginning of year		633,098
Cash At End Of Year	$	371,302

The accompanying notes are an integral part of these financial statements.

TWD Securities, LLC

Notes to the Financial Statements

December 31, 2025

1. **Organization**

   TWD Securities, LLC (the "Company") was organized as a California limited liability company on August 28, 2007. The Company operates as an accommodating broker dealer receiving referral fees from a broker dealer and an investment advisory firm. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

2. **Significant Accounting Policies**

   Single Reportable Segment
   The Company is engaged in a single line of business as an accommodating broker-dealer which is comprised of receiving referral fees based on mutual fund and variable annuity transactions effected at another broker dealer. The Company has identified its Chief Compliance Officer as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to maintain profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the policies listed below.

   Basis of Presentation
   The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

   Use of Estimates
   The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

   Fair Value of Financial Instruments
   Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts. The Company has no financial instruments required to be reported at fair value on a recurring basis.

   Cash and Cash Equivalents
   The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. There were no cash equivalents at December 31, 2025.

   Referral Fees Receivable
   Referral fees receivable represents amounts that have been earned and are due from a broker dealer and an investment advisory firm. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, *Financial Instruments - Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financials assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

TWD Securities, LLC

Notes to the Financial Statements

December 31, 2025

2. Significant Accounting Policies *(continued)*

Referral Fees Receivable *(continued)*

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the Statement of Financial Condition that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported as credit loss expense on the Statement of Income. Per management's analysis, no allowance for credit losses was considered necessary as of December 31, 2025.

Leases

Leases that have terms of one year or less are deemed short term and are expensed as incurred on the Statement of Income. For the year ended December 31, 2025, the Company had one month-to-month operating lease.

Revenue

The Company earns referral fees from a broker dealer and an investment advisory firm. In general, the Company recognizes revenue upon the transfer of promised services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those services. The Company's revenue recognition accounting policies are as follows:

Referral Fees

Referral fees are calculated as a percentage of member commissions from providing brokerage services and investment advice and are recorded at a point in time when earned on a trade date basis or completion of advisory services.

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment. Typically, the Company receives payment from a broker dealer and an investment advisory firm in the month following the trade date or completion of advisory services. Therefore, receivables related to revenue from contracts with customers totaled $2,498,855 and $1,879,621 as of January 1, 2025 and December 31, 2025, respectively.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the Statement of Financial Condition until such time when the performance obligation is met. There was no deferred revenue as of January 1, 2025 and December 31, 2025.

Income Taxes

The Company is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its members. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is no longer subject to state income tax examination by authorities for years before 2021.

In the event of an Internal Revenue Service ("IRS") examination, IRS is allowed to collect any underpayments of tax from partnerships (and entities taxed as partnerships) rather than the individual partners. If the IRS examines partnership items in a prior year under examination, any tax adjustments will be taken into account at the partnership level in the current year when the examination is complete. The Company will pay the tax, interest, and penalties on underpayments using the highest statutory corporate or individual rate, which can be reduced under certain circumstances. Management does not believe these changes have an effect on the Company's financial statements as of and the for the year ended December 31, 2025.

TWD Securities, LLC

Notes to the Financial Statements

December 31, 2025

3. **Member Interests**

In accordance with the Company's Operating Agreement (the "Agreement"), no member of the Company shall be personally liable for any debts, losses, or obligations of the Company. The Company, without limit, can issue Class B Member and Class C Member units, but shall have no right to create a class of units superior to the Class A Member units without written consent of the Class A Member, the managing member.

Net referral fees earned by Class B and C Members are allocated and distributed to them at 99.5% and 99%, respectively. The remaining net referral fees are allocated to Class A in accordance with the Agreement. The expenses of the Company are allocated to the Class A member only.

In 2025, four members, each holding five membership units, ended their membership.

4. **Related Party Transactions**

The Company receives referral fees from an investment advisory firm that is the owner of one of the Company's Class C members. During the year ended December 31, 2025, the Company recognized $14,581,697 of referral fee revenue that was processed by the investment advisory firm. At December 31, 2025, $1,773,307 was due from the related party and is included in referral fees receivable in the accompanying Statement of Financial Condition.

5. **Net Capital Requirements**

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2025, the Company's net capital was $359,512, which exceeded the requirement by $354,512.

6. **Risk Concentration**

Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash. For the year ended December 31, 2025, the Company maintains cash balances which, at times, may exceed federally insured limits. The Company has not experienced any losses on its cash deposits.

Referral fees receivable are from two payors, a broker dealer and an investment advisory firm.

7. **Subsequent Events**

The Company has evaluated subsequent events through February 26, 2026, the date which the financial statements were issued.

Supplemental Information

Pursuant to Rule 17a-5 of the Securities Exchange Act

TWD Securities, LLC

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2025

Net Capital

Total members' equity	$	2,254,215
Less: Non-allowable assets		
Referral fees receivable		1,879,621
Other receivable		960
Prepaid expenses		14,122
Total non-allowable assets		1,894,703
Net Capital		359,512
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $11,790 or $5,000, whichever is greater		5,000
Excess Net Capital	$	354,512

Reconciliation with Company's Net Capital Computation
Included in Part II of Amended Form X-17A-5 as of December 31, 2025
Amended as of February 15, 2026

There was no material difference between the Computation of Net Capital included in this report and the corresponding schedule included in the Company's amended December 31, 2025 Part IIA FOCUS filing.

TWD Securities, LLC

Schedule II

Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3

For the Year Ended December 31, 2025

The Company receives referral fees based on mutual fund and variable annuity transactions effected at another broker-dealer and referral fees from an investment advisory firm. The Company does not accept customer funds or securities and did not have possession of any customer funds or securities in connection with these activities. Therefore, in reliance on Footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff, the Company did not claim an exemption from SEA Rule 15c3-3 as it does not effect transactions for anyone defined as a customer under Rule 15c3-3, and there are no items to report under the requirements of this Rule.

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Members of
TWD Securities, LLC

We have reviewed management's statements, included in the accompanying SEA Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) TWD Securities, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 because the Company limits its business activities exclusively to receiving referral fees based on mutual fund and variable annuity transactions effected at another broker-dealer and referral fees from an investment advisory firm. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5, and related SEC Staff Frequently Asked Questions.

Ernst Wintter & Associates LLP

Walnut Creek, California
February 26, 2026

SEA Rule 15c3-3 Exemption Report

TWD Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to: (1) receiving referral fees based on mutual fund and variable annuity transactions effected at another broker-dealer and referral fees from an investment advisory firm, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

TWD Securities, LLC

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Cosmo Gould

Cosmo C. Gould
Chief Compliance Officer

February 13, 2026